[EARNINGS ENHANCEMENT BENEFIT] (1)
OPTIONAL DEATH BENEFIT RIDER

The term "Contract" as used in this rider applies to either a Contract or Certificate. This rider is part of your Contract, and the same definitions apply to the capitalized terms. There are new definitions in this rider which are introduced below. The benefit described in this rider is subject to all the terms contained in your Contract, except as modified below. In this rider, "we", "our" and "us" mean AXA Equitable Life Insurance Company and "you" and "your" mean the Owner.

I. This Rider's Benefit

The Death Benefit payable when the Earnings Enhancement Benefit is included in your Contract is equal to your Death Benefit, payable as described in (i) the "Payment Upon Death" Section of the Contract and any applicable Endorsement, or (ii) an optional Death Benefit Rider, if elected. Your Death Benefit is then increased by the Earnings Enhancement Benefit Death Benefit Increment described below.

The Earnings Enhancement Benefit Death Benefit Increment is equal to:

[40% (for Owner's issue ages up to age 70) or
25% (for Owner's issue ages 71 through 75)] (2)

of your Death Benefit as described in the Death Benefit section less your Earnings Enhancement Benefit Contributions.

The value of the Earnings Enhancement Benefit Death Benefit is frozen on the first Contract Date Anniversary after the Owner turns age 80, except that the benefit will be reduced for subsequent withdrawals on a pro rata basis.

For purposes of this section, "Owner" refers to the older Joint Owner for Contracts with Joint Owners and to the Annuitant for Contracts with Non-natural Owners.

II. Definitions

Earnings Enhancement Benefit Contributions are the sum of all Contributions you have made, adjusted for each withdrawal that exceeds your Earnings Enhancement Benefit Earnings as defined below. Your Earnings Enhancement Benefit Contributions will be reduced by the amount of that excess. We make this calculation as of the Transaction Date of each withdrawal.

Earnings Enhancement Benefit Earnings, as of the date of each withdrawal, are equal to (a) minus (b), where:

a) is the greater of the Annuity Account Value and the Death Benefit immediately prior to the withdrawal, and
b) is Earnings Enhancement Benefit Contributions as adjusted by any prior withdrawals.

III. The Cost Of This Rider

The charge for the Earnings Enhancement Benefit Death Benefit is shown in the Data Pages.

IV. Termination Provision Of This Rider

Upon the occurrence of any of the following, this rider and any charge associated herewith will terminate: (i) the Contract terminates, (ii) the original Owner of the Contract has changed (iii) Spousal Continuation is elected and the surviving spouse is age [76] or older as of the date of the Owner's death, (iv) the Contract is continued under the Beneficiary Continuation Option, if applicable, or (v) amounts under the Contract are applied to an annuity benefit, including exercise of Guaranteed Minimum Income Benefit, if applicable. However, for a Contract owned by a Non-natural Owner, if the Owner is changed to an individual, this Rider will not terminate and its benefits will continue to be determined by the original Annuitant. (3)

AXA EQUITABLE LIFE INSURANCE COMPANY, a stock life insurance company.

Christopher M. Condron
Chairman and Chief Executive Officer

Karen Field Hazin
Senior Vice President, Secretary and
Associate General Counsel